

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 1, 2018

<u>Via E-mail</u>
Brian Jackson
Manager
Esoteric Brewing Company, LLC
3713 Charloe Ct.
Cincinnati, OH 45227

   Re: Esoteric Brewing Company, LLC
       Offering Statement on Form 1-A
       Filed April 25, 2018
       File No. 024-10830

Dear Mr. Jackson:

   Our preliminary review of your offering statement indicates that it fails in material respects to comply with the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments.   In this regard we note that you have not provided the financial statements required by Part F/S of Form 1-A.

   We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct the deficiencies and address any comments we may have at that time.

   Please contact Jonathan Burr at (202) 551-5833 with any questions.

            Sincerely,

            /s/ James Lopez (for)

            John Reynolds
            Assistant Director
            Office of Beverages, Apparel, and
            Mining

cc: Anthony R. Robertson, Esq.
    Graydon